

April 17, 2012

Via E-mail
Jack F. Callahan, Jr.
Chief Financial Officer
McGraw-Hill Companies, Inc.
1221 Avenue of the Americas
New York, New York 10020

> **Re:** **McGraw-Hill Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 7, 2012**
> **File No. 001-01023**

Dear Mr. Callahan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

1. We note that your MD&A does not provide a standalone discussion and analysis of operating expenses. Instead, it appears you provide a limited discussion of such expenses in the context of operating income. Therefore, it is not clear how such disclosure adequately discusses and analyzes your results in a manner that provides your investors with the depth of understanding and knowledge necessary to evaluate your results. In this regard, your disclosures should be supplemented with or, preferably, replaced by a discussion of operating expenses on a stand-alone basis. Such disclosures should also clearly identity the major cost components included in operating expenses. Further, such disclosure should quantify and

discuss the impact of each significant component of costs comprising operating expense. Materiality should be assessed in relation to your consolidated performance measures. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each significant component to the total change in operating expenses. In addition, instead of netting the impact of material variances that offset each other, each material change should be separately disclosed, quantified, and discussed. Also, please ensure that your revised disclosure provides appropriate explanations of the underlying reasons for changes. For example, in addition to quantifying the impact of changes in volume, explain the underlying reasons for these changes. Given the potential for differing or offsetting results in your various segments, we encourage you to provide the above disclosures at the segment level. Please note that you should revise to provide a discussion and analysis of operating expenses at the segment level when a change in a segment's cost of sales materially impacts the segment's measure of profit. Please provide us with a copy of your intended revised disclosure.

Contractual Obligations Table, page 33

2. We note that outstanding debt amounts represent the carrying value of your debt and that you do not include interest on your long term debt. However, as this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table or, in the alternative, include additional disclosure regarding interest payments in a footnote to the table. See Section IV.A of FR-72 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have any questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief